信和置業有限公司
SINO LAND COMPANY LIMITED

03 OCT -8 AM 7:21

Our Ref.: SLC-EI/JM-2003/CS-1299

24 September, 2003

The Hongkong and Shanghai
Banking Corporation Limited
35-36/F., Sun Hung Kai Centre,
30 Harbour Road, Wanchai,
Hong Kong.

Attn.: Mr. James Wong (Securities Dept.)

The Bank of New York
101 Barclay Street,
22nd Floor – West,
New York, NY 10286,
U.S.A.

Attn.: Ms. Kathy Jiang

Office of International Corporate Finance
Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.,
Washington, D.C. 20549,
U.S.A.

Attn.: Mr. Frank Zarb

03032573

PROCESSED
OCT 09 2003
THOMSON FINANCIAL

SUPPL

Dear Sirs,

Level One Sponsored ADR Program
- Rule 12g3-2(b)#82-1868

We are pleased to **enclose** for your attention a copy of the Company's press announcement on final results for the year ended 30 June, 2003 ("the Announcement") published in the South China Morning Post today.

For your information, the Announcement is also accessible at our website "**http://www.sino-land.com**".

If you require any other information or documents, please feel free to contact us.

Yours faithfully,
For and on behalf of
SINO LAND COMPANY LIMITED

Jean Ma
Assistant Company Secretary

dlw 10/8

Encls.

c.c. (1) The Bank of New York (Hong Kong) [Attn.: Ms. Eugenia Lee / Ms. Kammy Yuen]
(2) Morningstar ADR Review [Attn.: Ms. Judith Cohn]

H:\Maisy\JM\Final Result 2003\09.2003\24.9.2003\Letter to ADR

SOUTH CHINA MORNING POST

Sino Land Company Limited

(Incorporated in Hong Kong with limited liability)

FINAL RESULTS

The audited results of the Group for the year ended 30th June, 2003 are as follows: -

Consolidated Income Statement	Notes	2003	2002
		HK$	HK$
Turnover	2	**4,183,474,770**	2,713,424,196
Cost of sales		**(2,228,658,458)**	(757,448,223
Direct expenses		**(636,704,875)**	(471,559,745
		1,318,111,437	1,484,416,228
Other operating income		**55,696,382**	61,262,686
Unrealised holding loss on investments in trading securities		**(124,091,924)**	(180,228,233
Impairment loss on investments in other securities		**(252,397,016)**	(103,107,616
Loss on disposal of investments in other securities		**-**	(129,255,068
Administrative expenses		**(394,326,211)**	(385,057,299
Profit from operations	2 & 3	**602,992,668**	748,030,698
Finance income		**97,671,957**	125,470,873
Finance costs		**(530,517,532)**	(505,914,014
Net finance costs		**(432,845,575)**	(380,443,141
Share of results of associates	4	**(74,670,885)**	(105,090,846
Profit on disposal of an associate		**30,528,060**	69,611,638
Profit on disposal of subsidiaries		**-**	12,712,419
Profit before taxation		**126,004,268**	344,820,768
Taxation	5	**(76,735,107)**	(89,775,703
Profit before minority interests		**49,269,161**	255,045,065
Minority interests		**1,650,987**	7,742,631
Net profit for the year		**50,920,148**	262,787,696
Earnings per share	6	**1.32 cents**	6.81 cents
Interim dividend paid at HK 2 cents (2002 – HK 2 cents) per share		**77,369,560**	77,151,732
Proposed final dividend at HK 2 cents (2002 – HK 2 cents) per share		**77,726,686**	77,394,237

Notes:

1. Adoption of new and revised Statements of Standard Accounting Practice

In the current year, the Group adopted, for the first time, a number of new and revised Statements of Standard Accounting Practice ("SSAP(s)") issued b the Hong Kong Society of Accountants. The adoption of these SSAPs had no material effect on the results for the current or prior accounting period: Accordingly, no prior period adjustment has been required

2. Segment information

Business segments

For the year ended 30th June, 2003

REVENUE	Property HK$	Security HK$	Financing HK$	Hotel HK$	Building management and services HK$	Elimination HK$	Consolidated HK$
Turnover							
Property rental	830,293,109	-	-	-	-	-	830,293,109
Property sales	2,615,723,191	-	-	-	-	-	2,615,723,191
Hotel operations	-	-	-	196,670,559	-	-	196,670,559
Management services	61,551,606	-	-	-	331,429,963	-	392,981,569
Share investment and dealing	-	45,485,180	-	-	-	-	45,485,180
Financing	-	-	102,321,162	-	-	-	102,321,162
	3,507,567,906	45,485,180	102,321,162	196,670,559	331,429,963	-	4,183,474,770
Other operating income	22,509,300	753,799	273,909	-	32,159,374	-	55,696,382
Inter-segment sales	-	-	-	-	23,919,078	(23,919,078)	-
Total revenue	3,530,077,206	46,238,979	102,595,071	196,670,559	387,508,415	(23,919,078)	4,239,171,152
SEGMENT RESULT	969,201,285	45,989,855	102,595,071	77,064,213	178,957,395	-	1,373,807,819
Unallocated corporate expenses							(770,815,151
Profit from operations							602,992,668
Net finance costs							(432,845,575
Share of results of associates	(104,642,853)	69,209	(1,434,347)	26,049,520	5,287,586	-	(74,670,885
Profit on disposal of an associate							30,528,060
Profit before taxation							126,004,268
Taxation							(76,735,107
Profit before minority interests							49,269,161
Minority interests							1,650,987
Net profit for the year							50,920,148

For the year ended 30th June, 2002

REVENUE	Property HK$	Security HK$	Financing HK$	Hotel HK$	Building management and services HK$	Elimination HK$	Consolidated HK$
Turnover							
Property rental	831,481,466	-	-	-	-	-	831,481,466
Property sales	1,243,877,561	-	-	-	-	-	1,243,877,561
Hotel operations	-	-	-	201,616,565	-	-	201,616,565
Management services	49,886,540	-	-	-	335,223,903	-	385,110,443
Share investment and dealing	-	45,537,314	-	-	-	-	45,537,314
Financing	-	-	5,800,847	-	-	-	5,800,847
	2,125,245,567	45,537,314	5,800,847	201,616,565	335,223,903	-	2,713,424,196
Other operating income	23,846,900	7,813,949	489,884	2,268,699	26,843,254	-	61,262,686
Inter-segment sales	-	-	-	-	20,656,524	(20,656,524)	-
Total revenue	2,149,092,467	53,351,263	6,290,731	203,885,264	382,723,681	(20,656,524)	2,774,686,882
SEGMENT RESULT	1,225,463,779	46,849,385	6,290,731	97,393,504	169,681,515	-	1,545,678,914
Unallocated corporate expenses							(797,648,216
Profit from operations							748,030,698
Net finance costs							(380,443,141
Share of results of associates	(135,195,945)	(2,679,732)	(483,968)	36,461,822	(3,193,023)	-	(105,090,846
Profit on disposal of subsidiaries							12,712,419
Profit on disposal of associates							69,611,638
Profit before taxation							344,820,768
Taxation							(89,775,703
Profit before minority interests							255,045,065
Minority interests							7,742,631
Net profit for the year							262,787,696

Geographical segments

Most of the activities of the Group are based in Hong Kong and more than 90% of the Group's turnover, profit before taxation, assets and liabilities are derived from Hong Kong

3. Profit from operations

	2003	2002
	HK$	HK$
Profit from operations has been arrived at after charging		
Cost of hotel inventories recognised as an expense	**19,909,539**	24,307,804
Depreciation	**16,678,842**	18,053,567

4. Share of results of associates

The share of results of associates includes amortisation of associates' goodwill of HK$9,294,488 (2002: HK$9,294,488) and release of associates' negative goodwill of HK$5,128,397 (2002: HK$2,564,199).

5. Taxation

	2003	2002
	HK$	HK$
Hong Kong Profits Tax		
Provision for the year	**60,056,282**	73,229,538
Under(over)provision in previous years	**1,862,356**	(105,468
Taxation attributable to the Company and its subsidiaries	**61,918,638**	73,124,070
Share of taxation attributable to associates		
Hong Kong Profits Tax	**14,816,469**	16,651,633
	76,735,107	89,775,703

Hong Kong Profits Tax is calculated at 17.5% (2002: 16%) of the estimated assessable profit for the year.

6. Earnings per share

The calculation of the basic earnings per share is based on the net profit for the year of HK$50,920,148 (2002: HK$262,787,696) and on the weighted average number of 3,871,889,199 (2002: 3,857,495,004) ordinary shares in issue throughout the year

No diluted earnings per share has been compiled and presented for the years ended 30th June, 2003 and 2002 as the effect of the assumed conversion of the Group's outstanding convertible notes would result in an increase in net profit per share for both years.

7. Comparative figures

Certain comparative figures have been reclassified to conform with the current year's presentation.

CLOSURE OF REGISTER

The Register of Members will be closed from Thursday, 13th November, 2003 to Tuesday, 18th November, 2003, both dates inclusive, during which period no transfers of shares will be effected. In order to qualify for the proposed final dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's Registrars, Standard Registrars Limited, G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong by not later than 4:00 p.m. on Wednesday, 12th November, 2003.

2003 ANNUAL REPORT

The 2003 annual report containing all the information required by the Listing Rules of The Stock Exchange of Hong Kong Limited ("the Stock Exchange") will be published on the Stock Exchange's website and the Company's website (www.sino-land.com) while printed copies will be sent to shareholders on or about 7th October, 2003.



NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders of **Sino Land Company Limited** will be held at The Pacific Rooms, 9th Floor, Tower Block, The Royal Pacific Hotel & Towers, 33 Canton Road, Tsim Sha Tsui, Kowloon, on Tuesday, the 18th day of November, 2003 at 9:30 a.m. for the following purposes:

1. To receive and consider the audited Financial Statements and the Directors' and Auditors' Reports for the year ended 30th June, 2003.
2. To declare a final dividend.
3. To re-elect retiring Directors and to fix the Directors' remuneration.
4. To re-appoint Messrs. Deloitte Touche Tohmatsu as Auditors for the ensuing year and authorise the Directors to fix their remuneration.
5. As special business to consider and, if thought fit, pass with or without amendments, the following resolutions as Ordinary Resolutions:

Ordinary Resolutions

(i) **"THAT**:

(a) subject to paragraph (i)(b) below, the exercise by the Directors of the Company during the Relevant Period of all the powers of the Company to repurchase shares of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or on any other stock exchange on which the shares of the Company may be listed and recognised by the Securities and Futures Commission and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of the shares to be repurchased pursuant to the approval in paragraph (i)(a) above shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this resolution and the said approval shall be limited accordingly; and

(c) for the purposes of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

(1) the conclusion of the next Annual General Meeting of the Company;

(2) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

(3) the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting."

(ii) **"THAT**:

(a) a general mandate be and is hereby unconditionally given to the Directors of the Company to exercise during the Relevant Period all the powers of the Company to allot, issue and deal with additional shares of the Company, to allot, issue or grant securities of the Company, including bonds, debentures and notes convertible into shares of the Company and to make or grant offers, agreements or options which would or might require the exercise of such powers either during or after the Relevant Period, provided that these powers of the Directors and this general mandate is in respect of and in addition to any shares which may be issued on the exercise of the subscription rights under the Company's warrants or pursuant to any scrip dividend scheme or pursuant to a rights issue or pursuant to the exercise of any share option scheme adopted by the Company or pursuant to any rights of conversion under any existing convertible bonds, debentures or notes of the Company, and provided further that these powers of the Directors and this general mandate shall be subject to the restrictions that the aggregate nominal amount of shares allotted or agreed to be allotted or issued pursuant thereto, whether by way of option or conversion or otherwise, shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this resolution; and

(b) for the purposes of this resolution:

"*Relevant Period*" means the period from the passing of this resolution until whichever is the earlier of:

(1) the conclusion of the next Annual General Meeting of the Company;

(2) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

(3) the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting."

(iii) **"THAT**, conditional upon the resolutions (i) and (ii) above being passed, the aggregate nominal amount of the shares which are repurchased by the Company under the authority granted pursuant to resolution (i) above (up to a maximum of 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of this resolution) shall be added to the aggregate nominal amount of share capital that may be allotted or agreed conditionally or unconditionally to be allotted by the Directors of the Company pursuant to resolution (ii) above."

By Order of the Board
Eric IP Sai Kwong
Secretary

Hong Kong, 23rd September, 2003

Notes:

(a) Any member entitled to attend and vote at the above meeting may appoint one or more proxies to attend and on a poll vote instead of him. A proxy need not be a member of the Company.

(b) In order to be valid, the instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority, must be lodged at the registered office of the Company at 12th Floor, Tsim Sha Tsui Centre, Salisbury Road, Tsim Sha Tsui, Kowloon, Hong Kong not less than 48 hours before the time appointed for holding the meeting.

(c) The translation into Chinese language of this notice is for reference only. In case of any inconsistency, the English version shall prevail.

(d) The Register of Members of the Company will be closed from Thursday, 13th November, 2003 to Tuesday, 18th November, 2003, both dates inclusive, during which period no share transfers will be effected. In order to qualify for the proposed final dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's Registrars, Standard Registrars Limited, G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not later than 4:00 p.m. on Wednesday, 12th November, 2003.

am pleased to present the 2002/2003 Annual Report to shareholders

FINAL RESULTS

The Group's audited consolidated turnover and net profit attributable to shareholders for the financial year ended 30th June 2003 amounted to HK$4,183 million and HK$51 million respectively. Earnings per share for the year were 1.32 cents. The decrease in net profit was mainly attributable to low project completion, the war in Iraq and atypical pneumonia that have significantly impacted the market sentiment.

DIVIDENDS

The Directors have resolved to recommend a final dividend of 2 cents per share in respect of the year ended 30th June, 2003 to shareholders whose names appear on the Register of Members of the Company on 18th November, 2003. Together with the interim dividend of 2 cents per share, the total dividend for the full year is 4 cents per share.

The Directors propose that shareholders be given the option to receive the final dividend in new shares in lieu of cash. The scrip dividend proposal is subject to: (1) the approval of the proposed final dividend at the Annual General Meeting to be held on 18th November, 2003; and (2) The Stock Exchange of Hong Kong Limited granting the listing of and permission to deal in the new shares to be issued pursuant to this proposal.

A circular containing details of the scrip dividend proposal will be despatched to shareholders together with the form of election for scrip dividend on or about 19th November, 2003. It is expected that the final dividend warrants and share certificates will be despatched to shareholders on or about 17th December, 2003.

BUSINESS ACTIVITIES

(1) Land Bank

During the financial year ended 30th June 2003, the Group acquired two plots of land mainly for residential development. The addition of these new sites contributes in aggregate approximately 2.7 million square feet of attributable gross floor area to the Group. Details of these acquisitions are as follows:

	Location	Usage	Group's Interest	Attributable Gross Floor Area (Square feet)
1	Tsuen Wan Town Centre Redevelopment Project, TWTL 398, Tai Ho Road / Yeung Uk Road, Tsuen Wan, New Territories	Residential Commercial	100%	1,401,472
2.	Ho Tung Lau, STTL 470, Sha Tin, New Territories	Residential Commercial	100%	1,322,883
				2,724,355

As at 30th June, 2003, the Group's land bank, including properties held for sale, properties under development and completed investment properties, consists of a total gross floor area of approximately 18.8 million square feet comprising a balanced portfolio of properties of 44% residential; 32% commercial; 13% industrial; 8% car parks and 3% hotels. The Group continues to replenish its land bank with quality sites to optimise its earning potential.

(2) Project Completion & Development Activities

During the financial year ended 30th June, 2003, the Group completed the following developments with a total attributable gross floor area of approximately 0.9 million square feet.

	Location	Usage	Group's Interest	Attributable Gross Floor Area (Square feet)
1	Grand Regentville, 9 Wo Mun Street, Fanling, New Territories	Residential Retail/Car Parks	100%	603,929
2	Horizon Place, 100 Kwai Luen Road, Kwai Chung, New Territories	Residential	100%	205,580
3	Sky Horizon, 35 Cloud View Road, North Point, Hong Kong	Residential	100%	134,225
				943,734

The Group expects to complete the following projects with an aggregate attributable gross floor area of approximately 2.3 million square feet in the next financial year:

	Location	Usage	Group's Interest	Attributable Gross Floor Area (Square feet)
1.	Ocean View, 1 Po Tai Street, Area 77, Ma On Shan, New Territories	Residential	100%	612,465
2.	Skyline Tower, 39 Wang Kwong Road, Kowloon Bay, Kowloon	Commercial	50%	413,915
3.	Parc Palais, 18 Wylie Road, King's Park, Kowloon	Residential	30%	271,253
4	Raffles City Shanghai, Plot 105 A&B, 228 Xizang Road Central, Huangpu District, Shanghai	Commercial	19%	255,977
5.	The Cairnhill, Route Twisk, Area 40 Tsuen Wan, New Territories	Residential	25%	206,909
6.	Imperial Villas Phase I & II, 1 & 8 Ping Chuk Lane, Ping Shan, Yuen Long, New Territories	Residential Commercial	100%	180,403
7	Embassy Lodge, 8 Kam Tsin South Road, Kam Tsin Lodge, Sheung Shui, New Territories	Residential	100%	166,840
8	The Cliveden, 98 Route Twisk, Area 40, Tsuen Wan, New Territories	Residential	50%	112,538
9	St Andrews Place, 38 Kam Chui Road, Beas Stable, Sheung Shui, New Territories	Residential	100%	98,909
				2,319,209

(3) Sales Activities

Sales revenue for the financial year was mainly derived from the sale of residential units from new projects namely Grand Regentville, Horizon Place and Sky Horizon. In total, over 95% of the units have been sold.

Between the fourth quarter of 2002 and up to March 2003, the property market was strengthened by the new housing policies announced in November 2002. Capitalising on the improved market sentiment during this period, the Group launched two residential projects, namely, Imperial Villas Phase I and Phase II at Yuen Long for sale in the first quarter of 2003. The projects are scheduled for completion in the financial year 2003/2004. Market response was encouraging with over 99% of units sold within a short period of time.

The tensions in Iraq depressed the global economic climate which in turn interrupted the growth at the beginning of 2003 and adversely affected the market sentiment. Sales activities between March and May this year were low due to the outbreak of atypical pneumonia in Hong Kong which caused developers to postpone their projects. However, sales activities picked up by the end of the second quarter of 2003 when the epidemic was brought under control and the World Health Organisation removed Hong Kong from the list of affected areas. Home purchasers are regaining confidence and as a result buying sentiment is gathering momentum.

Alongside this recovery, one of our joint venture projects, Phase I of The Cairnhill, located in the mid-levels of Tai Mo Shan and scheduled for completion in the financial year 2003/2004, was launched in June 2003. The project was well received by the market and sales were encouraging.

In July 2003, the Group also rolled out Oceania Heights in Tuen Mun while our joint venture partner marketed Anglers' Bay in Sham Tseng. As both projects are located within the catchment area of the West Rail, they received good response from the market and sales were again encouraging.

There have been signs that the demand for luxury properties has strengthened and in view of this trend, our luxurious residential joint venture project Parc Palais was marketed in August.

(4) Rental Activities

As at 30th June, 2003, the Group had 8.6 million square feet of attributable gross floor area of completed investment properties, an increase from 8.1 million square feet in the previous financial year. The increase in 0.5 million square feet was mainly attributable to the addition of Cambridge Plaza and retail and car park spaces in Grand Regentville. The portfolio comprises diversified properties: 46% commercial, 26% industrial, 18% car parks, 7% hotels and 3% residential.

Rental activities for the Group recorded a growth in the first half of the financial year 2002/2003. Although the growth trend was hindered by atypical pneumonia which subsequently affected the businesses of our tenants and hotel revenue, the impact was partly mitigated by contingency plans and initiatives designed to manage and control unforeseen circumstances. Our property management arm implemented a series of measures to stay resilient against the epidemic and concurrently, the Group launched effective promotional activities in the shopping malls to boost both traffic flow and enhance customer loyalty, thereby creating more business opportunities for our tenants, enhancing the value of assets.

The gross rental revenue of the Group, including the attributable share of its associates, has remained stable at HK$1,110 million compared to HK$1,106 million in the previous financial year with satisfactory overall occupancy. Their highly diversified nature and favourable locations continue to prove to be significant contributing factors in ensuring stable recurrent earnings.

The Group's gearing ratio has been reasonably stable. As at 30th June, 2003, it was maintained at approximately 36.6%, expressed as a percentage of bank and other borrowings net of cash and bank balance over shareholders' equity. Of the total borrowings, 16% was repayable within one year, 22% repayable between one and two years and 62% repayable between two and five years. The Group, including the attributable shares of its associates, had cash resources of approximately HK$9,046 million, comprising cash on hand of approximately HK$1,624 million together with committed undrawn facilities of approximately HK$7,422 million. Total asset value of the Group amounted to HK$40.8 billion. The shareholders' fund and net asset value per share of the Group amounted to HK$24.3 billion and HK$6.26 respectively.

In June 2003, the Group redeemed its securitised bonds with initial Hong Kong dollar equivalent loan amount of HK$2,343 million under Hong Kong Turbo Mortgage Funding Limited together with payment of costs of HK$108 million. This was done in relation to early termination of the interest rate and currency swaps. The early redemption of the bonds was financed partly by internal cash resources and partly by refinancing. It enabled the Group to reduce interest cost.

There was no material change in foreign currency borrowings and the capital structure of the Group for the financial year ended 30th June, 2003. Foreign exchange exposure is kept at a minimal level. The majority of the Group's borrowings are subject to floating interest rates except for the Convertible Notes due 2007.

As at 30th June, 2003, the Group did not record any material changes in contingent liabilities since the previous financial year ended 30th June, 2002.

(6) Future Developments

The principal focus of the Group lies in property development and investments, with its land bank being continuously and selectively replenished in order to optimise future earnings potential. As at 30th June, 2003, the Group has approximately 9.5 million attributable square feet of land bank currently under development, about 80% of which is allocated for residential projects due for completion within the next four to five years.

The Group affirms its commitment to building premium properties, incorporating wherever possible environmentally friendly concepts and features in its new developments and property management to provide better quality for its customers.

We are delighted to announce that the project Park Avenue received the Highly Commended Certificate in the Prix d' Excellence 2003 of FIABCI Prix d' Excellence 2003 which recognises its architectural design. This is the second accolade in addition to the rating awarded by Property Times to acknowledge its quality and variety of clubhouse facilities during the financial year. In addition, The Fullerton Singapore was bestowed Best New Business Hotel in Asia Pacific by Business Traveller Asia Pacific Awards 2002 and FIABCI Prix d' Excellence under the Leisure Category Winner at the 54th FIABCI World Congress 2003.

Other than the above mentioned, there was no material change from the information published in the report and accounts for the financial year ended 30th June, 2002.

SOCIAL AND ENVIRONMENTAL RESPONSIBILITY

The Group places great significance on corporate integrity, business ethics and good governance while acknowledging its corporate responsibilities to society. We believe that interests of long-term shareholders can best be optimised by conducting our business in a socially responsible manner and by adopting, where possible, environmentally friendly practices in daily operations and business development. During the year, the Group organized fund-raising activities for Hong Kong Red Cross and Hong Kong Community Chest.

Our wholly-owned subsidiary, Sino Estates Management Limited, which focuses on asset and customer relation management, received several awards in recognition of its contributions to society and reinforcement of environmental protection for the benefit of its residential and commercial portfolios.

In September 2002, Sino Estates Management Limited won the '2002 Estate for the Chest Award' (Yau Tsim Mong District) for considerable fund-raising activities on behalf of Hong Kong Community Chest and in December of the same year, a 'Caring Company Award' was bestowed on them by The Hong Kong Council of Social Service.

On the environmental protection side, four residential projects under the Company's management were awarded Certificates of 'Fresh Water Plumbing Quality Maintenance Recognition Scheme' by the Water Supplies Department in recognition of sterling work. In January 2003, Regentville, one of the estates that it manages, was presented with a Certificate of Merit under the 'Green Office Management in 2002 Eco-Business Awards'.

In addition, both Sing-Ho Security Services Limited and Best Result Cleaning Services Limited received ISO 9001: 2002 Quality Management System certification which affirms their standards of operational efficiency and quality service.

EMPLOYEE PROGRAMMES

During the financial year, the Group held various internal and external training programmes for over 4,680 employees which are designed, amongst other things, to strengthen their language proficiency, professional knowledge and management know-how as well as to enhance their productivity. Course contents covered language skills; customer relations and customer service; information technology; self-enhancement initiatives and environmental conservation in respect of office administration, property management and project management. New courses will continually be developed to meet corporate and specific career planning needs.

Just as the economic and social ties between the Mainland and Hong Kong strengthens, and so the Group continues its efforts in promoting the use of Putonghua amongst staff by providing courses for various levels on a regular basis. It is the Group's policy that all staff, in particular front-line positions, must uphold meticulous customer service standards. In this regard, a consultancy has been engaged to provide an intensive training programme on quality customer service practices. Over 2,000 staff undertook training during the financial year with positive and encouraging feedback from both participants and customers.

The Group also manages an 'Outstanding Employee Award' scheme to recognise and reward outstanding performances by employees and identify and train potential leaders. During the period, 16 employees received awards.

PROSPECTS

The financial year 2002/2003 was indeed challenging made so by an unstable business environment. The property market was strengthened by the housing measures announced by the Government in November 2002 which acted as important catalysts to build the foundation for a healthy and sustainable growth. As a result, the buying sentiment picked up in the first quarter of 2003, but the positive impact was impeded by adverse external factors, the war in Iraq and the unexpected outbreak of atypical pneumonia which severely affected not only property sales, but also in particular, tourism, hotels, food and beverage and retail businesses across Hong Kong and the region.

However, the negative effects have proved to be short-term with the war in Iraq now over and atypical pneumonia under control. Recovery is evident by the increase in inbound tourists rising from 0.43 million in May 2003 to 1.29 million in July 2003, favourable take-up in recent property sales and high shoppers flow in our shopping malls. The implementation of "individual visit" scheme will further boost tourists from the Mainland which will benefit both the hotel and retail sectors in Hong Kong. The lifting of maximum limit of foreign currency that mainlanders can bring to Hong Kong will also boost the local consumption and retail sales. The Government's plan to introduce additional initiatives with a view to maintaining a sustainable and healthy growth in property market will further bolster people's confidence in the market. These are positive effects for not only the property market but also for the growth of the economy.

In the medium to long term, the continuing economic development of the Pearl River Delta Region will increase trade and traffic flow and strengthen ties between the Region and Hong Kong aiding in our city's economic recovery. The establishment of the Closer Economic Partnership Arrangement in June 2003 whereby zero import tariff preference is applied to a selected range of exports from Hong Kong will facilitate Hong Kong businesses in that it creates a higher level of access to the Mainland market. This engenders economic activities between the territories resulting in mutual gain.

During the financial year, the Group replenished its land bank with an additional 2.7 million square feet of attributable gross floor area at fair prices. This new addition will provide stable earning prospects in the years to come. The pre-sale of the projects in the past two years helps secure earnings in the coming financial years. Approximately 75% of the residential units that are due for completion in the financial year 2003/2004 have been sold with attributable sale proceeds of over HK$3 billion. Barring any unforeseen circumstances, the recent recovery trend in the market should have a positive impact on the earnings of the Group for the financial year 2003/2004. The Directors are confident of the prospects of the Group in the medium to long term.

STAFF AND MANAGEMENT

On behalf of the Board, I would like to take this opportunity to express my sincere appreciation to all staff for their commitment, dedication and continuing support. I would also like to express my gratitude to my fellow Directors for their guidance and wise counsel.

Robert Ng Chee Siong
Chairman

Hong Kong, 23rd September, 2003